21004803

MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5 ~~SEC Mail Processing~~
PART III

SEP 3 0 2021

~~Washington, DC~~

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SEC FILE NUMBER
8-26818

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/2020 AND ENDING 07/31/2021
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BTS Securities Corporation**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

420 Bedford Street
(No. and Street)

Lexington   MA   02420
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Pasts 781-863-2545
                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayor Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

500 Boylston St   Boston   MA   02116
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Matthew Pasts _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BTS Securities Corporation _____ , as

of July 31st _____ , 20 21 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Financial Statements and Supplemental Information

BTS Securities Corporation

July 31, 2021

BTS Securities Corporation

Financial Statements and Supplemental Information

Table of Contents





Mayer Hoffman McCann P.C.
500 Boylston Street ▪ Boston, MA 02116
Main: 617.761.0600 ▪ Fax: 617.761.0601
www.cbiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
BTS Securities Corporation
Lexington, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BTS Securities Corporation (the "Company") as of July 31, 2021, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of July 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.





Supplemental Information

The information contained in the Computation of Net Capital pursuant to Rule 15c3-1 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of BTS Securities Corporation's financial statements. The supplemental information is the responsibility of BTS Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

We have served as the Company's auditor since 2018.
Boston, Massachusetts
September 28, 2021

BTS Securities Corp
Statement of Financial Condition
July 31, 2021

ASSETS

Cash	$	325,704
Commission Receivable		23,974
Marketable Security, at fair value		56,019
Prepaid Expense		18,590
Total Assets	**$**	**424,287**

LIABILITIES

Commission Payable	$	280
Total Liabilities		**280**

EQUITY
Stockholders' Equity

Common Stock, no par value, 100,000 shares authorized, 50,000 shares issued and outstanding	14,435
Additional Paid in Capital	79,920
Retained Earnings	329,652
Total Stockholders' Equity	**424,007**

Total Liabilities and Stockholders' Equity	**$**	**424,287**

BTS Securities Corp
Statement of Income
Year Ended July 31, 2021

Revenue

Commission Income	$	298,039
Dividend Income		603
Signature Guarantee Services		42,900
Unrealized Gain		16,626
Total Revenue		**358,168**

Operating Expenses

Commission Expense	7,633
Fees & Licenses	21,416
Insurance	14,153
Rent	5,388
Telephone	576
Subscription & Advisory	745
Consulting & Directors	50,000
Accounting & Professional	39,790
Office Expense	396
Bank Charge	128
State Tax Expense	1,707
Total Expenses	**141,932**

Net Income	**$**	**216,236**

BTS Securities Corp
Statement of Change in Stockholders' Equity
Year Ended July 31, 2021

		Capital Stock						
	Shares		Common Stock		APIC		Retained Earnings	Total
Stockholders' Equity at August 1, 2020	50,000	$	14,435	$	79,920	$	313,416 $	407,771
Net Income			-		-		216,236 $	216,236
Distribution to Stockholders'							(200,000) $	(200,000)
Stockholders' Equity at July 31, 2021	50,000	$	14,435	$	79,920	$	329,652 $	424,007

BTS Securities Corp
Cash Flow Statement
Year Ended July 31, 2021

Cash Flow from Operating Activities

Net Income from Operations	$	**216,236**
Sources (Uses) of Cash:		
Prepaid Expenses		(1,852)
Unrealized gain on Marketable Security		(16,626)
Commission Receivable		(263)
Commission Payable		(141)
Accrued Acct & Audit Fees		(20,000)
Net cash provided by operations		**177,354**

Financing Activities

Distribution to stockholders'		(200,000)
Net cash used in financing activities		**(200,000)**
Net Decrease in Cash		**(22,646)**
Cash at Beginning of Year		348,350
Cash at End of Year	$	**325,704**

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

BTS Securities Corporation (the "Company"), was incorporated as a Massachusetts business in January 1981. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and was established to provide brokerage services with respect to purchases and sales in mutual funds and variable annuities. The Company provides services from its office located in Lexington, Massachusetts.

Accounting Method

The financial statements are prepared on the accrual method of accounting in accordance with the accounting principles generally accepted in the United States of America.

Cash

For purposes of reporting on the statement of cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, in cash.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Revenue

The Company follows Accounting standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which superseded previous revenue recognition guidance, including most Industry-specific guidance. ASU2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

7

Recognition of Revenue (Continued)

Commission income is recognized as revenue during the period in which services are performed. Ninety percent of the trail commissions are recognized as they are earned on a quarterly basis in arrears and the remainder is earned and recognized monthly. Other commission income is earned and recognized monthly. Signature guarantee service income is earned monthly and recognized as services are rendered.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Fair Value Measurements

The company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial assets or liabilities, based on the priority of inputs to the valuation technique, into a three-level hierarchy, as discussed below.

Assets or liabilities measured and reported at fair value are classified and disclosed in one of the following categories.

Level I – are quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgement or estimation.

Marketable Security

The Company holds shares of stock for a company traded in an active market. The stock is considered Level 1 within the fair value hierarchy at July 31, 2021.

Management's Review for Subsequent Events

Management had evaluated subsequent events through September 28th, 2021 the date which the financial statements were available to be issued.

NOTE 2 – NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $397,014 at July 31, 2021, this exceeded required net capital of $5,000 by $392,014. The ratio of aggregate indebtedness to net capital at July 31, 2021 was .07%

NOTE 3 – INCOME TAXES

The Company and its shareholders elected to be subject to the S corporation provisions of the Internal Revenue Code. Accordingly, all income or losses and applicable tax credits are reported on the stockholders' individual income tax returns. Massachusetts levies a minimum entity tax on Subchapter S corporations which is reflected in the current period expenses. The company is no longer subject to U.S. federal and state examinations by tax authorities for years before 2018.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax positions at July 31, 2021 for which ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. No such interest or penalties were recognized during the period presented. The Company had no accruals for interest and penalties at July 31, 2021.

NOTE 4- RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with a related party. During the year ended July 31, 2021, the Company provided signature guarantee services for the use of a guarantee stamp related to mutual fund certifications to BTS Asset Management (a sister company), for which it charged $42,900. No amount was due to or from this related party at July 31, 2021.

NOTE 4- RELATED PARTY TRANSACTIONS (Continued)

BTS Asset Management leases the office facility that the Company uses for its operations. In accordance with the expense sharing agreement between the Company and BTS Asset Management, the Company is charged a monthly fee for the office supplies, telephone, professional fees and rent. During the year ended July 31, 2021, the Company was billed by BTS Asset Management a total of $42,900. There was no amount due to this related party at July 31 2021.

$279,798 of the revenue is generated from trail commissions from one of the stockholders' customer and family accounts. The stockholder is the client and the broker on these accounts. There were no commissions paid to the stockholder because of his expired license as of February 2018, and he is not renewing his broker license.

For the year ended July 31, 2021, the company paid two of its directors $20,000 each and one of its directors $10,000 for compliance and corporate administration services provided during the year.

NOTE 5 – CONCENTRATION

The Company maintains its cash in two commercial banks. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

The Company had one customer that represented 98% of commissions' receivable as of July 31, 2021. The Company had one customer that represented 94% of commissions' revenue for the year ended July 31, 2021.

NOTE 6 – RISKS AND UNCERTANTIES

On March 11, 2020 the World Health Organization designated COVID 19 as a global pandemic. To date, the Company has not experienced any adverse impact. However, any potential impact of COVID 19 remains highly uncertain and cannot be predicted with confidence.

NOTE 7 – EXEMPTION

Because the Company carries no customer accounts and receives no customer funds or securities, it is exempt from Rule 15c3-3 under the 1934 Act in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

BTS Securities Corp
Net Capital Computation
July 31, 2021

Total Assets	$	424,287
Total Liabilities		280
Net Worth		**424,007**
Non Allowable Assets		
PREPAID EXPENSE		18,590
Total Non Allowable Assets		**18,590**
Haircuts on securities		
MARKETABLE SECURITY		**8,403**
Net Capital		**397,014**
NET CAPITAL REQUIRED BASED AGGREGATE INDEBTEDNESS		19
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	**392,014**
Percentage Of Aggregate Indebtedness To Net Capital		**0.07%**



Mayer Hoffman McCann P.C.
500 Boylston Street ▪ Boston, MA 02116
Main: 617.761.0600 ▪ Fax: 617.761.0601
www.cbiz.com/newengland

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
BTS Securities Corporation
Lexington, Massachusetts

We have reviewed management's statements, included in the accompanying BTS Securities Corporation Exemption Report, in which (1) BTS Securities Corporation (the "Company") identified that they are relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for commission income from mutual funds, variable life insurance or annuities and private placements of securities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Boston, Massachusetts
September 28, 2021

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BTS Securities Corporation

Statement Pursuant to SEC Rule 17a-5

July 31, 2021

BTS Securities Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying commission income from mutual funds, variable life insurance or annuities and private placements of securities for clients and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BTS Securities Corporation

By: Matthew Pasts
Title: President

September 28, 2021